Jan R. Hauser Vice President, Controller & Chief Accounting Officer General Electric Company 33-41 Farnsworth Street Boston, MA 02210 T 617 443 3006 F 617 428 8427 jan.hauser@ge.com

Via EDGAR

July 26, 2017

Ms. Amanda Ravitz
Assistant Director
Office of Electronics and Machinery
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-6010

Re:    General Electric Company
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 24, 2017
Form 8-K filed March 22, 2017
File No. 001-00035

Dear Ms. Ravitz:
We are responding to your comment letter dated July 13, 2017, to Jeffrey S. Bornstein, Vice Chairman and Chief Financial Officer of General Electric Company (“GE” or the “Company”) related to the above documents.
For ease of reference, we have repeated the Staff’s comments in bold text preceding each response.

Form 10-K for the Fiscal Year Ended December 31, 2016

Our 2016 & 2017 Investor Framework, page 6

1. Revise future filings to consistently use the same titles for the non-GAAP measures presented. We note, for example, that you present the same non-GAAP measures on pages 6 and 109 but use the title “industrial revenues” on page 6 and the title “adjusted industrial revenues” on page 109. In addition, please revise your presentation of non-GAAP measures to comply with Item 10(e)(1)(ii)(E) of Regulation S-K which requires you to use titles that are not the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures.

Response:

We acknowledge the Staff’s comment and confirm that in future filings, we will use the same titles for non-GAAP measures presented.

We also acknowledge the Staff’s comment and the requirement to use titles for non-GAAP measures that are not the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures. We supplementally advise the Staff that we had evaluated this guidance in the context of this measure and had confirmed that the term “industrial revenues” is not used in our GAAP financial statements and that this financial statement caption is not defined within GAAP. We also note that, within the presentation section of our MD&A, we provide a definition of the term “Industrial” as follows:

“Industrial – GE excluding the continuing operations of GE Capital. We believe that this provides investors with a view as to the results of our industrial businesses and corporate items. An example of an Industrial metric is Industrial CFOA (Non-GAAP), which is GE CFOA excluding the effects of dividends from GE Capital.”

How We Are Strengthening & Simplifying the Portfolio, page 10

2. Revise future filings to disclose how you determine the amount of synergy progress for Alstom.

Response:

We acknowledge the Staff’s comment and confirm that, in future filings, disclosures of the amount of synergy progress related to the Alstom acquisition will be accompanied by an explanation of how such amounts are determined.

How Our Segments Performed, page 11

3. We note that on pages 11 and 13 you provide segment non-GAAP measures that exclude Alstom and Appliances. Revise future filings to provide the reconciliations to the most directly comparable GAAP measures as required by Item 10(e)(1)(i)(B) of Regulation S-K.

Response:
We acknowledge the Staff’s comment and confirm that, in future filings, disclosures of segment non-GAAP measures that exclude Alstom or Appliances will be accompanied by a reconciliation from that measure to the most comparable GAAP measure.

How Our Segments Performed, page 13

4. We note that on this page you define ENI as “exit plan sales closed”, which appears to be different from the definition provided for ENI on page 115. Revise future filings to resolve this inconsistency. In addition, tell us the difference between the $190 billion of exit plan sales closed presented on page 13 and the $86 billion in sales of ENI disclosed in the last paragraph on page 31.

Response:

We acknowledge the Staff’s comment and supplementally advise that the disclosure of “exit plan sales closed” was intended to express the total amount of sales closed since announcing the Exit Plan with the parenthetical indicating that this measure was expressed in terms of ENI as defined on page 115. We will clarify this in future filings. Further, we supplementally advise the staff that the $190 billion disclosed on page 13 represents sales closed since the inception of the Exit Plan through 2016, while the $86 billion represents those sales closed solely during 2016.

Our Capital Allocation Framework, page 14

5. In future filings disclose how you determined the $115 billion capital to allocate from 2016 to 2018, and provide a discussion of your estimate of the components of this amount including any significant assumptions used.

Response:

We acknowledge the Staff’s comment and confirm that, in future filings, our disclosures related to the capital allocation framework will be supplemented to provide a discussion of the components that comprise that estimate, including significant assumptions used.

6. Explain to us how the amount of organic investments included on page 14 is determined and how these amounts relate to the percentages in the table to the right of the chart.

Response:

We supplementally advise the Staff that the amount of organic investments is determined based on the amount of capital expenditures for property, plant and equipment (including capitalized internal use software), less proceeds from dispositions of property, plant and equipment plus total research and development expenditures for our Industrial businesses. For example, the 2016 amount of $8.9 billion represents $4.5 billion of capital expenditures (including $0.7 billion of capitalized software), less $1.1 billion of dispositions of property, plant and equipment as reflected on the Statement of Cash Flows within the GE column and $5.5 billion of research and development expenditures as disclosed in Note 27.

We further advise the Staff that the table to the right of the chart is intended to convey the impact of these organic investments on the amount of Industrial segment organic revenue growth over the same time frame.

How We Drive Industrial Margin Expansion, page 15

7. In the Recent Focus section of the chart you include a measure of capturing supply chain value through deflation of $2 billion over the last three years. In future filings disclose what this amount represents and how it was determined.

Response:

We acknowledge the Staff’s comment and confirm that, in future filings, where we present this measure, we will disclose additional information that explains what this amount represents and how it is determined.

Management’s Discussion and Analysis and Results of Operations

Consolidated Results, page 29

8. We note your discussion regarding the $0.5 billion increase in industrial earnings. Explain to us how you determined industrial earnings and whether it is a non-GAAP measure. Tell us how the measure differs from industrial profit, the GAAP measure presented on page 109.

Response:
As a preface to our response, we provide the following background for the Staff’s consideration. We have historically segmented our activities into two broad classes described as industrial and financial services (please see our definition of Industrial on page 20 of the Form 10-K). This has been our practice since the consolidation of GE Capital in 1988, and is an approach that allows our investors to see the results of our industrial businesses separate from our financial services activities.
In that context, we have not evaluated the use of Industrial earnings in our MD&A analysis as a non-GAAP measure. We acknowledge the Staff’s comment and offer the view that GAAP recognizes this distinction formally (originally in FASB Statement 94, Consolidation of All Majority-owned Subsidiaries) and in that pronouncement the FASB encouraged companies to provide separate disclosure of these activities in their financial statements.
In that regard, the MD&A discussion explains the increase in consolidated continuing earnings of $7.5 billion in 2016 from 2015, distinguishing between Industrial and Financial Services components of the Company.
We supplementally advise the Staff that Industrial earnings comprise the results of our seven industrial segments and corporate costs. The $0.5 billion increase in Industrial earnings for 2016 comprises increased earnings at Corporate of $0.9 billion, partially offset by the results of our Industrial segments, which decreased Industrial earnings by $0.4 billion.

With regard to how industrial earnings and industrial profit differ, Industrial earnings is an after-tax measure that reflects an adjustment for earnings/losses attributable to noncontrolling interests, while Industrial profit is a pre-tax measure.

Income Taxes, pages 71 to 74

9. We note the significant impact of tax on global activities on your effective tax rate disclosed in Note 14 on page 173 and your discussion of Benefits from Global Operations in this section. Please address the following:

•	Discuss and quantify for us each significant factor that impacted the effective tax rates in 2016, separately addressing the consolidated entity, GE and GE Capital.

Response:

As discussed on page 72, the benefit from global operations of $2.1 billion for 2016 includes a number of factors. The total of $0.9 billion of 2016 tax benefit from lower foreign tax rate includes benefits from numerous jurisdictions and is net of the detriment of losses deductible at less than the U.S. statutory tax rate. The total reflects $0.6 billion of benefit for GE and $0.3 billion of benefit for GE Capital. For GE, the most significant components of the benefit are those noted on page 72. Specifically, the Power operations located in Switzerland (worldwide headquarters for Power Services and Steam Power Systems) and Hungary (related major parts manufacturing operations and aeroderivative gas turbines manufacturing) had a benefit of $0.4 billion primarily due to the lower Swiss tax rate (9.0% or 18.6% depending on the nature of the operations) and the lower Hungarian tax rate (19.5%). In addition, the Healthcare operations in Europe (research, headquarters and manufacturing operations in Sweden and Norway) had a benefit of $0.3 billion, primarily related to intangibles amortization deductions for local tax purposes and the availability of a U.S. foreign tax credit on the payment of foreign tax. The benefit of $0.3 billion for GE Capital related to GECAS operations in Ireland which are subject to the Irish tax rate of 12.5%. There was no other jurisdiction that was individually significant (greater than 10% of gross benefit) to the total. There were four other jurisdictions (Singapore, U.K., Italy and China) that were more than 3% and less than 10% of the gross benefit, which together resulted in $0.3 billion of tax benefit compared to the tax at the U.S. statutory rate.

As also noted on page 72, there was a 2016 benefit of $0.1 billion from audit resolutions included within the total Benefit from Global Operations. This amount was recorded at GE and related primarily to the allowable amount of U.S. foreign tax credit on a prior year repatriation of foreign earnings. This was favorably resolved as part of the 2010-2011 audit benefit discussed in Note 14.

The other amount included in Benefits from Lower-Taxed Global Operations includes $1.3 billion for GE and $(0.2) billion for GE Capital. As noted on page 72, the GE benefit relates primarily to the repatriation of GE non-U.S. earnings. There is a benefit from repatriation of GE non-U.S. earnings as the rate of tax on the earnings was above the U.S. statutory tax rate of 35%. (See discussion below.)

•	Tell us how the repatriation of GE non-U.S. earnings discussed on page 72 resulted in a tax benefit.

Response:

There is a benefit from repatriation of GE non-U.S. earnings as the rate of non-U.S tax associated with the repatriated earnings was above the U.S. statutory tax rate of 35%. The U.S. tax cost or benefit of a repatriation depends on both the tax rate as measured by the foreign taxes compared to the earnings determined under U.S. tax principles and the availability of sufficient foreign tax credit capacity to utilize the foreign tax credit. The company had sufficient capacity to credit the foreign taxes because of other foreign sourced income, principally export sales and royalties from non-U.S. sources and available foreign tax credit capacity from the low-taxed repatriation associated with the GE Capital Exit Plan.

•	Explain to us how, given the effective tax rates of 9.9% and 70.3% for GE and GE Capital, respectively, you recorded a negative effective tax rate of (5.1)% at the consolidated entity.

Response:

As shown on page 133, in 2016, GE Capital had a pretax loss of $(2,037) million. In addition, the 9.9% GE tax rate reflects pre-tax income, which includes GE Capital’s after-tax earnings, which are eliminated in consolidation. The GE rate without GE Capital’s pre-tax earnings is 8.7% as shown on page 105. The combination of a high positive tax rate on GE Capital’s loss due primarily to U.S. business credits and the effect of favorable audit resolutions (as discussed in Note 14) and a lower positive tax rate on GE’s income results in an overall negative tax rate:

	Tax ($MM)	Pretax ($MM)	Tax Rate
GE (including GE Capital earnings)	$967	$9,185	9.9%
Less: GE Capital earnings from Cont. Ops.	n/a	-(1,251)	n/a
GE excluding GE Capital earnings	967	11,066	8.7%
GE Capital	(1,431)	(2,037)	70.3%
Consolidated	$(464)	$9,029	(5.1)%

10. In future filings, please revise your Benefits from Global Operations disclosure to provide a clearer discussion of the impact of non-U.S. lower taxed jurisdictions on your effective tax rate, including a discussion of the relevant statutory rates in those jurisdictions as well as the location and duration of any tax holidays from which you currently benefit. Discuss any uncertainties relating to the income tax rates or benefits you currently receive in those jurisdictions. Refer to Item 303(a)(3) of Regulation S-K.

Response:

We supplementally advise the Staff that we do not have a material benefit from tax holidays. We further note that as the Company’s tax benefits are not concentrated in one country or structure and because we have substantial business presence across the countries where there is a significant benefit from tax below the U.S. statutory rate, we also have not identified any significant country-specific tax uncertainty. Therefore, we would propose that in future annual filings we will provide disclosure similar to the following:

A substantial portion of the benefit related to business operations subject to tax in countries where the tax on that income is lower than the U.S. statutory rate is derived from our GECAS aircraft leasing operations located in Ireland where the earnings are taxed at 12.5% ($0.3 billion benefit in 2016), from our Power operations located in Switzerland and Hungary where the earnings are taxed at between 9.04% and 19.5% ($0.4 billion benefit in 2016), and our Healthcare operations in Europe where tax deductions are allowed for certain intangible assets and earnings are taxed below the U.S. statutory rate ($0.3 billion benefit in 2016).

Supplemental Information, page 101

Industrial Segment Organic Revenues and Industrial Segment Organic Revenues Excluding Oil and Gas, page 102

11. Explain to us why the Industrial segment organic revenues (non-GAAP) and the Oil and gas revenues (non-GAAP) amounts presented for 2015 and 2014 are different in each of the three tables shown on this page.

Response:

We acknowledge the Staff’s question and observation of the difference in amounts presented for the same 2015 measures between the two tables on page 102. We advise the Staff that the difference is based on the underlying calculation to determine the organic revenue amount for 2015 when comparing to organic revenue for two different years: 2016 and 2014. In other words, the purpose of the tables is to compare revenue growth between periods excluding the effects of acquisitions, business dispositions and currency exchange rates and those effects are different when comparing results for different periods. For example, revenues from acquisitions are considered inorganic from the date we complete an acquisition through the end of the fourth quarter following the acquisition and are therefore reflected as an adjustment to reported revenue to derive organic revenue for the period following the acquisition. In subsequent periods, the revenues from the acquisition become organic as these revenues are included for all periods presented. We believe that this measure provides management and investors with a more complete understanding of underlying operating results and trends of established, ongoing operations by excluding the effect of acquisitions, dispositions and currency exchange, which activities are subject to volatility and can obscure underlying performance and trends.

The following highlights another example involving foreign currency exchange rates. When comparing the calculation of 2015 Industrial segment organic revenues with 2016 in the first table, there is no adjustment to the 2015 GAAP revenues for currency exchange rates while in the calculation of 2015 organic revenues compared to 2014 in the second table there is an adjustment to 2015 reported revenues of $(4,791) million for currency exchange rates. This is the case because in the comparison of 2016 to 2015 we are adjusting the 2016 reported revenues to exclude the effect of currency exchange rates to provide a more direct comparison to the 2015 results. That is, we are adjusting 2016 reported revenues to eliminate the effects of changes in foreign currency had on 2016 revenues. Additionally, when comparing 2015 to 2014, we do need to adjust the 2015 revenue amount for the effects of currency exchange to enable a more direct comparison to 2014.

We also believe that variability in the revenue of our Oil & Gas business may obscure underlying trends of our other industrial businesses. As a result, we have also presented our organic revenue growth measure excluding the revenues of our Oil & Gas business.

Industrial Segment Organic Operating Profit, page 103

12. Explain to us why the non-GAAP industrial segment organic operating profit measure for 2015 in the first table presented is different from the same 2015 measure shown in the second table.

Response:
We supplementally advise the Staff that the explanation of the nature of the differences between these measures are the same for the Industrial segment organic operating profit as they are for Industrial segment organic revenues (please refer to our response to comment 11 above).

Adjusted Corporate Costs (Operating), page 105

13. We note that some of your non-GAAP reconciliations, including your reconciliation of Adjusted Corporate Costs (operating) to Total Corporate Items and Eliminations (GAAP), present several non-GAAP adjustments in one line item making it difficult to fully understand the nature and amounts of each of the adjustments. Please revise your reconciliations in future filings to separately present each non-GAAP adjustment.

Response:
We acknowledge the Staff’s comment and confirm that in future filings, we will separately present each significant non-GAAP adjustment in our reconciliation from GAAP to non-GAAP reconciliations.
Industrial Operating + Verticals Earnings & EPS, page 107

14. Tell us what the adjustment for GE Capital other continuing earnings (loss) (other capital) in the table represents and show us how you determined the amount.

Response:
We supplementally advise the Staff that the adjustment reflects certain costs that result from execution of the GE Capital Exit Plan, principally interest on non-Verticals borrowings, restructuring costs and GE and GE Capital headquarters costs that are in excess of those allocated to the Verticals. We believe that presenting the results of the Verticals businesses we expect to retain after the exit plan is complete provides management and investors with a useful measure to evaluate our performance.
During 2016, other GE Capital continuing operations generated a $3,143 million loss driven by $2,088 million of excess interest expense, $1,526 million of restructuring and other costs primarily related to portfolio transformation and $656 million of preferred dividend, partially offset by $1,127 million of tax benefits related to the GE Capital Exit Plan.

Financial Statements

Note 14. Income Taxes, page 172

15. We note from your discussion of the ERC case on page 173 that in August 2016 the government approved a final settlement of the case and the balance of unrecognized tax benefits and associated interest was adjusted to reflect the agreed upon settlement. Tell us the caption in which this development is reflected in the reconciliation of unrecognized tax benefits on page 174. In addition, tell us the primary reasons for the $2 billion reduction for tax positions of prior years’ shown in that same reconciliation.

We supplementally advise the Staff that the resolution of the ERC Life Reinsurance Corporation case discussed on page 173 resulted in a reduction in uncertain tax positions of $630 million. Of this total, $419 million related to the agreed liability and is reflected in the caption “Settlements with tax authorities” in the reconciliation of unrecognized tax benefits. The remaining amount of $211 million represents the portion of the realized tax benefit from the resolution and is reflected in the caption “Reductions for tax positions of prior years” in the reconciliation of unrecognized tax benefits.

In total, as disclosed on page 173, resolution of audit matters during 2016, including the resolution of the ERC Life case, was a consolidated effective tax rate benefit of 5.3 percentage points. This benefit of $0.5 billion is included in the caption “Reduction for tax positions of prior years.” In addition, there were benefits of $0.3 billion of favorable audit resolutions that related to discontinued operations, for a total decrease affecting earnings of $0.8 billion.

In addition, there are reductions which do not affect earnings. These include adjustments to decrease uncertain taxes offset in deferred tax ($0.8 billion), and decreases due to purchase accounting updates offset to goodwill, a seller indemnification receivable, interest or deferred taxes which in 2016 were related to updates from the acquisition of Alstom ($0.4 billion).

Form 8-K filed March 22, 2017

Exhibit 99.1

16. We note the significant adjustment for segment variable costs to determine your non-GAAP measure of Industrial structural costs. Please explain to us what this amount represents and how it was determined. Also, explain to us the purpose of the non-GAAP measure industrial structural costs.

Response:
We supplementally advise the Staff that as part of our operating framework we have targeted a reduction in structural costs of approximately $1 billion in 2017 and an additional $1 billion in 2018. We believe that Industrial structural costs are a meaningful measure as they are broader than selling, general and administrative costs and represent the total costs in the Industrial segments and Corporate that generally do not vary with volume. Industrial structural costs include segment structural costs (excluding the impact of business acquisitions and dispositions), plus total Corporate operating profit excluding non-operating pension costs, restructuring and other charges and gains. Segment variable costs are those costs within our industrial segments that vary with volume. The most significant variable costs would be material and direct labor costs incurred to produce our products and deliver our services that are recorded in the Statement of Earnings line items of cost of goods and cost of services sold.
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In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please don’t hesitate to contact me at 617-443-3006.
GENERAL ELECTRIC COMPANY

/s/ Jan R. Hauser
Jan R. Hauser
Vice President, Controller and Chief Accounting Officer

cc:	J. R. Immelt, Chairman of the Board and Chief Executive Officer
J. S. Bornstein, Vice Chairman and Chief Financial Officer
C. A. Pereira, Vice President and Chief Corporate, Securities and Finance Counsel and Chairman, Disclosure Committee
M. L. Schapiro, Chairman, Audit Committee
L. Bradley, Partner, KPMG LLP